Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

January 22, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC, USA
20549-7010

Dear Sir/Madam

RE: SEC FILE NO. 000-50305

I am writing to you in response to your letter, dated December 19, 2008 (copy attached) to Entourage Mining Ltd. (“Entourage” or the “Company”) regarding the Company’s 20-F filing of June 30, 2008.

Before the amendments made to the Company’s filing are outlined, the Company wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing, and
  Comments by the Commission staff or changes to the disclosure do not foreclose the Commission from taking action with respect to the filing, and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Commission’s letter of December 19, 2008 was specific to five (5) areas of the Company’s June 30, 2008 20-F filing that required revision as follows:

1.	Item 3 (Selected Financial Data), page 4, second paragraph has been ‘red-lined’ in the accompanying “Revised Entourage 20-F” document (attached) and revised to read as follows:

Our financial statements included in this annual report and the table set forth below, have been prepared in accordance U.S. GAAP.

2.	Controls and Procedures, page 31, has been amended to include the following heading: Disclosure Controls and Procedures, as well as the Company’s disclosure of the Controls and Procedures

3.

The Commission has requested that Item 15.D of the Company 20F (page 34) be “revise[d] to comply with Item 15d of Form 20-F” which requires the Company disclose any change in internal control over financial reporting, and as such the

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Company has changed the wording of this section as indicated in the ‘red-lined’ copy of the “Revised Entourage 20-F” document, page 34, attached.

4.

Report of Independent Registered Public Accounting Firm, page 36. The Company’s auditor has provided a revised report in which has been added the date of the previous auditor’s report, the type of report and the required disclosure as set out in the Commission’s letter of December 19, 2008.

5.

Exhibits 12.1 and 12.2 CEO and CFO Certifications. The Commission has requested revised copies of the Company officers certifications wherein the officer’s titles are omitted as per Instruction 12 to Item 19 of Form 20-F. The revised Certifications are included as exhibits in this summary filing.

The Company is hopeful that the revisions indicated above and in the “Revised Entourage 20-F” document as well as the other exhibits presented are satisfactory and that any future queries, should they arise, may be satisfied by electronic mail before the Company re-files its 2007 20-F on Edgar. The present economic environment and the rising costs of filing Edgar documents with an independent filer make it mandatory that the Company do its utmost to reduce its costs. With this in mind, the Company will not re-file these documents until the Commission is satisfied with all aspects of the amended Form 20-F before it is filed.

Thank you for allowing the Company additional time to complete these revisions as the Christmas holidays and inclement weather made it difficult for the Company to complete this task any earlier.

Cordially,
Entourage Mining Ltd.

“Gregory Kennedy”

Gregory Kennedy
President

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368